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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0515 Expires: ..................April 30, 2005 Estimated average burden hours per response...........................43.5
AMENDMENT NO. 8 TO SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 8)
STRATUS SERVICES GROUP, INC. (Name of Subject Company (issuer))
STRATUS SERVICES GROUP, INC. (ISSUER) (Names of Filing Persons (identifying status as offeror, issuer or other person))
SERIES E PREFERRED STOCK (Title of Class of Securities)
(CUSIP Number of Class of Securities)
JOSEPH J. RAYMOND, CHAIRMAN and CHIEF EXECUTIVE OFFICER STRATUS SERVICES GROUP, INC. 500 CRAIG ROAD MANALAPAN, NEW JERSEY 07726 732-866-0300
with copies to:

PHILIP D. FORLENZA, ESQ.
GIORDANO, HALLERAN & CIESLA, P.C.
P.O. BOX 190
MIDDLETOWN, NEW JERSEY 07748
732-741-3900
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1 through 11 and 13

        This Amendment No. 8 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") as initially filed with the Securities and Exchange Commission (the "Commission") on February 13, 2004 by Stratus Services Group, Inc., a Delaware corporation (the "Company"). The Schedule TO relates to the offer (the "Exchange Offer") by the Company to exchange each issued and outstanding share of its Series E Preferred Stock for, at the election of the holder thereof, either (a) 100 shares of the Company's common stock and 200 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock or (b) One share of Series I Preferred Stock and 100 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock (the "Exchange Consideration"), on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(1) to Amendment No. 7 to the Schedule TO.

          (b)   Other Material Information.    The entirety of the Prospectus and the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 12.    EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(a)(6)
Press Release, dated May 25, 2004, extending the Exchange Offer (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2004	STRATUS SERVICES GROUP, INC.

	By:	/s/ MICHAEL A. MALTZMAN
	Name:	Michael A. Maltzman
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(6)
Press Release, dated May 25, 2004, extending the Exchange Offer (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933, as amended).

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  Item 1 through 11 and 13
  Item 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX